

October 19, 2012

<u>Via E-mail</u>
Sergio Galli, President
Band Rep Management, Inc.
112 North Curry Street
Carson City, NV 89703

   Re: **Band Rep Management, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 27, 2012
     File No. 333-183373

Dear Mr. Sergio:

  We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our letter dated September 13, 2012. Please affirmatively confirm that you have not authorized anyone to provide any written materials to qualified institutional buyers or institutional accredited investors on your behalf.

2. We note your response to comment 2 of our letter dated September 13, 2012. We will continue to monitor for your information to be updated on EDGAR.

Our Business, page 6

3.   We note your response to comment 6 of our letter dated September 13, 2012. In response to our comment you revised the reference to the rules, but you did not revise the associated disclosure. Please revise your disclosure accordingly to correspond to the proper sections of the Exchange Act.

Risk Factors, page 11

The Company may not be able to generate sufficient cash flow …, page 12

4.   We note your response to comment 9 of our letter dated September 13, 2012. Please disclose to whom you are obligated and the interest rate applicable to your debt. Please advise whether there is a written agreement associated with your debt obligation. Please make similar revisions to your disclosure on page 40.

Plan of Distribution, page 20

5.   We note your response to comment 13 of our letter dated September 13, 2012. We reissue our comment in part. Please explain how Mr. Galli will meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

6.   We note your response to comment 15 of our letter dated September 13, 2012. We reissue our comment. Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB, not listed.   Please make similar revisions to your disclosure on page 13.

Anti-Takeover Provisions, page 22

7.   We note your response to comment 16 of our letter dated September 13, 2012. Aside from the anti-takeover provisions under Nevada law, please disclose any other Nevada regulations applicable to your business and discuss the impact these regulations may have on investors or advise.

Description of Business, page 24

Regulatory Matters, page 23

8.   We note your response to comment 19 of our letter dated September 13, 2012. We reissue our comment. Please expand your disclosure to discuss the regulations applicable to companies based in Canada or other jurisdictions in which you intend to conduct business, not just securities regulations. Please discuss the impact these regulations may have on investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief